UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP,
222 Bay Street, Suite 3000,
PO Box 53, Toronto ON M5K 1E7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Current Report on Form 6-K/A (this “Form 6-K Amendment”) of Aeterna Zentaris Inc. (the “Company”) is being furnished solely to replace Exhibit 99.15 (the “Notice of Meeting Record Date dated December 18, 2023 (NASDAQ)”) and 99.16 (the “Notice of Meeting Record Date dated December 18, 2023 (Canadian Securities Regulatory Authorities)”) attached to, and incorporated by reference in, the Current Report on Form 6-K originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2023 (the “Original 6-K”) in their entirety to correct the CUSIP/ISIN information of the common shares of the Company listed in such exhibits. The Notices of Meeting and Record Date attached as Exhibits 99.15 and 99.16 to this Form 6-K Amendment are incorporated herein by this reference.

Other than as set forth above, this Form 6-K Amendment to the Original Form 6-K does not amend, update or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was filed with the SEC.

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DOCUMENTS INDEX

Exhibit	Description
99.15	Notice of Meeting Record Date dated December 18, 2023 (NASDAQ)
99.16	Notice of Meeting Record Date dated December 18, 2023 (Canadian Securities Regulatory Authorities)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: December 22, 2023	By:	/s/ Giuliano La Fratta
Giuliano La Fratta
Chief Financial Officer

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